UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 0-51093
NOTIFICATION OF LATE FILING	CUSIP NUMBER 487129 104

(Check One):	☒	Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐Form N-SAR ☐ Form N-CSR
	For Period Ended:	June 30, 2011
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Kearny Financial Corp.

Full Name of Registrant

Not applicable

Former Name if Applicable

120 Passaic Avenue

Address of Principal Executive Office (Street and Number)

Fairfield, New Jersey  07004

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; on the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Please See Attachment A Hereto:

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric B. Heyer, CFO	(973)	244-4024
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).         ☒ Yes  ☐ No

_____________________________________________________________________________________________________

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Kearny Financial Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 13, 2011	By:	/s/ Eric B. Heyer
Eric B. Heyer, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions.  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter).  Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

Attachment A

The Registrant is unable to file its Annual Report on Form 10-K for the year ended June 30, 2011 in a timely manner because it has determined that a change to its accounting for a core deposit intangible relating to its acquisition of Central Jersey Bancorp is required in response to recent comments by the staff of the Commission.  Due to the extensive time and effort required by the Registrant to effect this change in its financial statements up to and including today’s date, the Registrant’s independent registered public accounting firm is unable to complete its audit procedures and issue its report because the Registrant’s financial statements are not yet complete.  The Registrant is, therefore, unable to timely file its Annual Report on Form 10-K.  The Company intends to file the Form 10-K with the SEC as soon as practicable, and will make every effort to file the Form 10-K within the fifteen-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

September 13, 2011

Audit Committee
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, NJ  07004

Committee Members:

This letter is to inform you due to Kearny Financial Corp.’s ongoing discussions with the SEC staff in regard to an accounting issue related to its June 30, 2011 financial statements and the extensive time and effort required by management of the Company to complete the financial statements, that ParenteBeard LLC, as its independent registered public accounting firm, has yet to complete our audit procedures in view of these circumstances.  We hope to complete these procedures as soon as practicable and will make every effort to do so with the fifteen-day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Sincerely,